SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg

c/o Oracle Investment Management, Inc.

200 Greenwich Avenue

Greenwich, CT 06830

(203) 862-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

March 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 411307101

1	Names of reporting persons Larry N. Feinberg
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 226,598
	8	Shared voting power 26,563,883
	9	Sole dispositive power 226,598
	10	Shared dispositive power 26,563,883
11	Aggregate amount beneficially owned by each reporting person 26,790,481*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.99%**
14	Type of reporting person (see instructions) IN

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Preferred Stock”). Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 19,610,545 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of Hansen Medical, Inc. (the “Company”) then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding, as reported by the Company on the disclosure schedules to the Securities Purchase Agreement, dated March 9, 2015, by and among the Company and the purchasers identified therein (the “Purchase Agreement”), and (ii) 844,500 shares of common stock issuable as described above.

SCHEDULE 13D

CUSIP No. 411307101

1	Names of reporting persons Oracle Associates, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 26,790,481*
	9	Sole dispositive power -0-
	10	Shared dispositive power 26,790,481*
11	Aggregate amount beneficially owned by each reporting person 26,790,481*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.99%**
14	Type of reporting person (see instructions) OO

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Preferred Stock. Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 19,610,545 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement, and (ii) 844,500 shares of common stock issuable as described above.

SCHEDULE 13D

CUSIP No. 411307101

1	Names of reporting persons Oracle Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 19,158,358*
	9	Sole dispositive power -0-
	10	Shared dispositive power 19,158,358*
11	Aggregate amount beneficially owned by each reporting person 19,158,358*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.30%**
14	Type of reporting person (see instructions) OO

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Preferred Stock. Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 12,895,483 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement, and (ii) 844,500 shares of common stock issuable as described above.

SCHEDULE 13D

CUSIP No. 411307101

1	Names of reporting persons Oracle Investment Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,643,579*
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,643,579*
11	Aggregate amount beneficially owned by each reporting person 5,643,579*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.21%**
14	Type of reporting person (see instructions) CO

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Preferred Stock. Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 3,361,850 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement, and (ii) 844,500 shares of common stock issuable as described above.

SCHEDULE 13D

CUSIP No. 411307101

1	Oracle Ten Fund Master, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,453,079*
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,453,079*
11	Aggregate amount beneficially owned by each reporting person 5,453,079*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.07%**
14	Type of reporting person (see instructions) OO

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Preferred Stock. Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 3,361,850 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement, and (ii) 844,500 shares of common stock issuable as described above.

CUSIP No. 411307101

1	Oracle Institutional Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 3,411,446*
	9	Sole dispositive power -0-
	10	Shared dispositive power 3,441,446*
11	Aggregate amount beneficially owned by each reporting person 3,441,446*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.55%**
14	Type of reporting person (see instructions) OO

*	Includes 844,500 shares of common stock, which may be acquired either upon the exercise of warrants, which are exercisable within sixty days, or upon the conversion of shares of Series A Preferred Stock. Excludes (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock following Requisite Stockholder Approval (as defined in Item 4) and (ii) up to 1,664,212 shares of common stock that may be acquired upon the exercise of certain warrants since such warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding. See Item 4.
**	Calculated based on a total of 133,952,416 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement, and (ii) 844,500 shares of common stock issuable as described above.

CUSIP No. 411307101

1	The Feinberg Family Foundation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 39,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 39,500
11	Aggregate amount beneficially owned by each reporting person 39,500
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03%*
14	Type of reporting person (see instructions) OO

*	Calculated based on a total of 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement.

CUSIP No. 411307101

1	Oracle Investment Management, Inc. Employees’ Retirement Plan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 190,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 190,500
11	Aggregate amount beneficially owned by each reporting person 190,500
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.14%*
14	Type of reporting person (see instructions) EP

*	Calculated based on a total of 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement.

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 8, 2013, as previously amended by Amendment No. 1, filed on December 15, 2014 (as amended, the “Schedule 13D”). This Amendment No. 2 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 9, 2015, Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (collectively, the “Oracle Entities”) entered into a Securities Purchase Agreement (“Purchase Agreement”) with the Company and the other purchasers identified in Exhibit A therein. Pursuant to the Purchase Agreement, on March 11, 2015, the Oracle Entities purchased an aggregate of 18,462 shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), at a per share price equal to $650.00 (the “Price Per Share”). In conjunction with such purchase and pursuant to the terms of the Purchase Agreement, the Company contemporaneously issued to the Oracle Entities an aggregate of 18,462,000 Series E warrants (“Series E Warrants”) exercisable to purchase an aggregate of 18,462,000 shares of Common Stock (“Warrant Shares”).

In connection with the transactions contemplated by the Purchase Agreement, (i) Oracle Partners received 12,308 shares of Series A Preferred Stock and 12,308,000 Series E Warrants at an aggregate purchase price of $8,000,200.00, (ii) Oracle Ten Fund received 3,846 shares of Series A Preferred Stock and 3,846,000 Series E Warrants at an aggregate purchase price of $2,499,900.00 and (iii) Institutional Partners received 2,308 shares of Preferred A Stock and 2,308,000 Series E Warrants at an aggregate purchase price of $1,500,200.00.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As referenced above, on March 9, 2015, the Oracle Entities entered into the Purchase Agreement with the Company. As contemplated by the Purchase Agreement, on March 11, 2015, the Oracle Entities and certain other purchasers identified therein entered into an amendment and restatement to the Amended and Restated Investor Rights Agreement, dated August 11, 2014, by and among the Company and the purchasers named therein (the “Second A&R Investor Rights Agreement”).

The following summaries of the Purchase Agreement, the Series A Preferred Stock, the Series E Warrants and the Second A&R Investor Rights Agreement are not intended to be complete. The Purchase Agreement, the form of Series E Warrant, the Second A&R Investor Rights Agreement and the Company’s Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, dated as of March 11, 2015 (the “Certificate of Designations”), copies of which are respectively included as Exhibit 1, 2, 3 and 4 hereto, are each incorporated herein by reference, and the summaries herein are qualified in their entirety by reference thereto. This Amendment No. 2 does not purport to amend, qualify or in any way modify such agreements.

Purchase Agreement.

Pursuant to the Purchase Agreement and the transactions contemplated thereby, on March 11, 2015, Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, the Oracle Entities purchased an aggregate of 18,462 shares of Series A Preferred Stock at the Price Per Share and received, contemporaneously and in conjunction with such purchase, an aggregate of 18,462,000 Series E Warrants from the Company, exercisable to purchase an aggregate of 18,462,000 shares of Common Stock.

As promptly as practicable following the date of the Purchase Agreement, the Company is required to hold a meeting of its stockholders in order to, among other things, vote upon the approval of: (i) an increase in the amount of the Company’s authorized Common Stock, (ii) the taking of any and all corporate actions in furtherance of fully effectuating the full conversion of the Preferred Stock and the full exercise of the Warrants and Series D Warrants, including the issuance of additional Common Stock and the correction or removal of any limitations restricting the foregoing conversion and exercise, and (iii) the removal of the restriction prohibiting the exercise of certain Warrants and Series D Warrants if, after giving effect to such exercise, the holder of such Warrants and Series D Warrants would beneficially own in excess of 19.99% of the outstanding shares of Common Stock (collectively, the “Requisite Stockholder Approval”). Under the Purchase Agreement, each of the Oracle Entities agreed to vote all shares of Common Stock beneficially owned by it or any of its Affiliates (as defined therein) in favor of the foregoing actions at every duly called meeting of the Company’s stockholders at which such matters are duly considered and at every adjournment or postponement thereof.

As discussed further in this Item 4, unless and until Requisite Stockholder Approval is obtained, the Oracle Entities are prohibited from converting any of their shares of Series A Preferred Stock or exercising any of their Series D Warrants or Series E Warrants for shares of Common Stock to the extent that such conversion or exercise would cause the holder, together with such holder’s affiliates and any other person acting as a group with such holder or any of such holder’s affiliates, to beneficially own more than 19.99% of the Common Stock then outstanding.

The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties and the entry of the Company and the Oracle Entities into the Second A&R Investor Rights Agreement as of the Closing Date (as defined therein).

Series A Preferred Stock.

On March 11, 2015, the Company filed the Certificate of Designations with the Secretary of State of the State of Delaware to establish the designations, preferences, powers and rights of the Series A Preferred Stock. The Certificate of Designations amended the Company’s Restated Certificate of Incorporation, as amended, and was effective immediately upon filing. The Series A Preferred Stock is convertible into shares of Common Stock, initially, upon the election of at least a majority of the shares of Series A Preferred Stock then outstanding and only to the extent that such conversion does not trigger any shareholder approval requirement set forth in the NASDAQ Stock Market, LLC (“NASDAQ”) listing rules and, thereafter, automatically upon obtaining the Requisite Stockholder Approval. The number of shares of Common Stock into which each share of Series A Preferred Stock is convertible is equal to the number obtained by dividing (i) the sum of the Price Per Share and the amount of any accrued but unpaid dividends thereon by (ii) the lesser of $0.65 and the per share trailing volume-weighted average share price of the Common Stock on NASDAQ for the ten trading days ending on the date prior to the date of such conversion, subject to customary anti-dilution adjustments. Prior to conversion, the Series A Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly.

Series E Warrants.

The Series E Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from March 11, 2015 through and including March 11, 2017, at an exercise price equal to the lesser of (i) $0.975 per Warrant Share and (ii) a 50% premium on the per share trailing volume-weighted average share price of the Common Stock on NASDAQ for the ten trading days ending on the date prior to the date on which the Requisite Stockholder Approval is obtained (or, if such approval is not necessary, the earlier of the date on which such Warrant is exercised or December 31, 2015), subject to customary anti-dilution adjustments. Notwithstanding the foregoing, the Series E Warrants held by each of the Oracle Entities prohibit each such holder from exercising any such warrants to the extent that such exercise would cause such holder, together with such holder’s affiliates and any other persons acting as a group with such holder or any of such holder’s affiliates, to beneficially own more than 19.99% of the Common Stock then outstanding. The exercise price and the number of shares of Common Stock subject to the Series E Warrants are subject to adjustment from time to time in accordance with the terms set forth therein.

Second A&R Investor Rights Agreement.

As noted above, on March 11, 2015, the Company and the Oracle Entities entered into the Second A&R Investor Rights Agreement. The Second A&R Investor Rights Agreement provides for, among other things, demand registration rights for the Oracle Entities, among others, that will require the Company to register shares of Common Stock with the SEC and permit the Oracle Entities to sell such registered shares of Common Stock to the public, subject to conditions specified therein. Furthermore, pursuant to the Second A&R Investor Rights Agreement, if the Company proposes to register any of its Common Stock at any time prior to March 11, 2020, the Oracle Entities, among others, will have the right to request that all or any part of their registrable shares be included in the registration, subject to specified exceptions.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended in their entirety as follows:

(a)	As of March 11, 2015:

(i)	Oracle Partners may be deemed to beneficially own 19,158,358 shares of Common Stock, representing 14.30% of the outstanding shares of Common Stock;

(ii)	Oracle Ten Fund may be deemed to beneficially own 5,453,079 shares of Common Stock, representing 4.07% of the outstanding shares of Common Stock;

(iii)	Institutional Partners may be deemed to beneficially own 5,643,579 shares of Common Stock, representing 4.21% of the outstanding shares of Common Stock;

(iv)	the Foundation may be deemed to beneficially own 39,500 shares of Common Stock, representing 0.03% of the outstanding shares of Common Stock;

(v)	the Retirement Plan may be deemed to beneficially own 190,500 shares of Common Stock, representing 0.14% of the outstanding shares of Common Stock;

(vi)	Investment Manager, due to its relationship with Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 5,643,579 shares of Common Stock, representing 4.21% of the outstanding shares of Common Stock;

(vii)	Oracle Associates, due to its relationship with the Oracle Entities, may be deemed to beneficially own 26,790,481 shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock; and

(viii)	Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 26,790,481shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock, in each case, based on a total of 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement.

As set forth on the cover pages to this Schedule 13D, the foregoing beneficial ownership calculations do not include shares of common stock that may be acquired by the Oracle Entities (i) upon the conversion of certain shares of Series A Preferred Stock, following Requisite Stockholder Approval, and (ii) upon the exercise of certain Series D Warrants and Series E Warrants, since the Oracle Entities’ shares of Series A Preferred Stock, Series D Warrants and Series E Warrants may not be converted or exercised, as applicable, to the extent such conversion or exercise would cause the holder of such securities (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding. Upon Requisite Shareholder Approval, the Oracle Entities will acquire beneficial ownership of 38,072,545 additional shares of Common Stock in the aggregate.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b) Mr. Feinberg has the sole power to vote and dispose of (or to direct the vote and disposition of) the 226,598 shares of Common Stock held directly by Mr. Feinberg. Except as provided in the foregoing sentence, each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Company and the Oracle Entities have entered into the Purchase Agreement and the Second A&R Investor Rights Agreement with the purchasers respectively named therein. The information set forth in Item 4 with respect to the Purchase Agreement, the Second A&R Investor Rights Agreement and the Series E Warrants is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated as of March 9, 2015, by and among the Company, Oracle Partners, LP, Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein.

Exhibit 2	Form of Series E Warrant, dated as of March 11, 2015, as to the purchase by Oracle Partners, LP, Oracle Ten Fund Master, LP or Oracle Institutional Partners, LP, as applicable, of shares of Common Stock of the Company.

Exhibit 3	Second Amended and Restated Investor Rights Agreement, dated as of March 11, 2015, by and among the Company, Oracle Partners, LP, Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein.

Exhibit 4	Certificate of Designations of the Series A Preferred Stock of the Company, dated as of March 11, 2015.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2015	ORACLE PARTNERS, LP

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	Managing Member

Dated: March 11, 2015	ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	Managing Member

Dated: March 11, 2015	ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	Managing Member

Dated: March 11, 2015	ORACLE ASSOCIATES, LLC

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	Managing Member

Dated: March 11, 2015	ORACLE INVESTMENT MANAGEMENT, INC.

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	President and Director

Dated: March 11, 2015	THE FEINBERG FAMILY FOUNDATION

	By:	/s/ Larry N. Feinberg
		Name:	Larry N. Feinberg
		Title:	Trustee

Dated: March 11, 2015	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	/s/ Aileen Wiate
		Name:	Aileen Wiate
		Title:	Trustee

Dated: March 11, 2015	LARRY N. FEINBERG

/s/ LARRY N. FEINBERG